June 24, 2015

Via Edgar

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Kim – Staff Accountant
Craig Wilson – Senior Assistant Chief Accountant

Re:	SITO Mobile, Ltd.
Form 10-K for the fiscal year ended September 30, 2014
Filed December 2, 2014
File No. 000-53744

Ladies and Gentlemen:

We are counsel to SITO Mobile, Ltd. (the “Company”). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to your letter dated June 8, 2015. We are hereby requesting an extension of the date to respond until, on or before July 10, 2015.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

cc: Kurt Streams, CFO SITO Mobile, Ltd.

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